ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 22, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 043, LLC
Amended Offering Statement on Form 1-A
Filed March 15, 2021
File No. 024-11457

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 043, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on February 17, 2021, as amended on March 15, 2021 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A filed on March 15, 2021. In addition, we have included a narrative response, keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 17, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Offering Statement on Form 1-A

General.

1.	Comment: We note the following changes to your LLC Agreement and related disclosure:

● A new Masterworks entity, known as Masterworks Transfer Services, will act as the company’s transfer agent;

● The 19.99% ownership cap may be waived by the company on a case-by-case basis;

● Each member is permitted to limit or eliminate its voting rights by providing an irrevocable written notice to the company; and

● Shares issuable under the administrative services agreement will accrue once 95% of the Class A shares in the offering have been issued.

Please supplementally explain the reasons for each change. With respect to Masterworks Transfer Services, please advise when the company was formed (and by whom) and provide a complete description of the services it will provide to you and your affiliates.

Response:

Transfer Agent. As the Staff is aware, in prior offerings, Masterworks issuers have maintained their own share registers, with administrative support from Masterworks Administrative Services, LLC (the “Administrator”). Masterworks issuers have traditionally relied upon the exemption from registration under the Securities Exchange Act of 1934, as amended (the “34 Act”) afforded by Section 12(g)-1(a) of the 34 Act. As Masterworks’ business evolves, it contemplates completing larger offerings such that the Section 12(g)-1(a) exemption will be unavailable. Accordingly, Masterworks intends that Masterworks issuers may rely instead on the conditional limitation on shares “held of record” contained in Rule 12g5-1(a)(7) of the 34 Act. After consultation with a number of SEC registered transfer agents, Masterworks decided to form its own “captive” transfer agent to perform these services. The Administrator formed Masterworks Transfer Services, LLC (“Transfer Services”) on November 20, 2020 and it is a wholly owned subsidiary of the Administrator. Transfer Services recently registered as a transfer agent with the SEC pursuant to Section 17A(c) of the 34 Act.

Transfer Services is currently in the process of establishing and implementing protocols, policies, procedures and systems to perform transfer agency functions consistent with SEC guidelines. The Company has revised the disclosure in Amendment No. 2 to indicate that as of the date of the offering circular, it has not engaged a transfer agent and that initially the Company will act as registrar and maintain the Company’s share register. The Company intends to engage Transfer Services as the transfer agent for the Class A shares when it determines that Transfer Services is prepared to assume such role, which the Company anticipates will occur in the second half of 2021.

Transfer Services is expected to perform the services customarily provided by a transfer agent for shares that are held in book-entry “registered” form. These services will include, (i) countersigning securities upon issuance, if applicable; (ii) monitoring issuances and preventing unauthorized issuances; (iii) registering the transfer of securities; (iv) exchanging or converting securities; and or (v) processing transfers and maintaining book entry ownership records. Transfer Services will take reasonable steps to ensure that issuances and transfers are executed in compliance with the transfer and ownership restrictions set forth in the respective operating agreements of Masterworks issuers as well as in accordance with applicable Federal and State securities laws. Transfer Services will track ownership of voting shares and assist issuers in conducting shareholder meetings and may also assist with shareholder communications. As the Masterworks business continues to evolve, it is possible that Transfer Services will seek to participate in the Direct Registration System and to utilize the FAST system to transfer shares to and from brokerage accounts. Currently, all shares issued by Masterworks issuers are held directly by shareholders in registered form.

Transfer Services will not act as a paying agent or hold any investor funds and has no current plan or intention to perform any services for any entity that is not administered by Masterworks. Transfer Services does not currently intend to charge Masterworks issuers or their shareholders any fees or expenses associated with its activities, though it does not rule out the possibility that it might seek to do so in the future.

Waiver of 19.99% Ownership Cap. The reason for this change is to provide the Company with additional flexibility to sell a larger ownership interest in the Company to a single investor in its sole and absolute discretion. Masterworks has received general inquiries and indications of interest from investors with significant capital resources and has decided to make this change for the Company’s Offering and subsequent Masterworks Offerings. Prior to waiving the 19.99% ownership limit with respect to any potential investor, the Company would undertake due diligence on any such investor, including taking reasonable steps to ascertain that such investor and such investor’s affiliates who may be deemed beneficial owners of the Class A shares are not subject to the bad actor disqualification provisions set forth in Rule 262 of the Securities Act of 1933, as amended (the “Act”).

Elimination of Voting Rights. The reason for this change is to permit investors in the Company to essentially irrevocably limit or eliminate their voting rights in the Company by effectively converting all or a portion of the Class A shares held by such investors into non-voting shares for so long as such shares are beneficially owned by such investors and their affiliates. Masterworks has received inquiries from certain investors and potential investors asking whether there might be a mechanism to permanently limit or eliminate their voting rights in Masterworks offerings and believes that such requests have been made for a variety of reasons, including (i) a desire to avoid having their identity disclosed in the Company’s ongoing SEC reports on Form 1-K, (ii) to avoid limitations on ownership of “voting” securities imposed upon them by various regulations and or (iii) to potentially reduce the likelihood that they would be deemed to have “affiliate” status under the Act.

Addressing these items sequentially, the Company believes that assuming the mechanics proposed in the Offering Statement were followed, which require a shareholder to issue an irrevocable notice of its intention to limit or eliminate voting rights, it would be reasonable to treat any Class A share beneficially owned by such shareholder above such limit as if they were a class of non-voting securities for purposes of compliance with Item 4 of Form 1-K (with reference to Item 12 of Form 1-A), since the clear intention of such disclosures is to provide information regarding voting control (as opposed to economic interest) above the stated 10% threshold.

In terms of whether the proposed mechanics would be sufficient under any particular Federal, State or Foreign law or regulation to effectively reduce or eliminate voting and or control criteria would be a decision for the investor and the Company would not provide any assurance or comfort with respect to such matters.

In terms of affiliate status under the Act, the Company believes that any such limitation or elimination of voting rights would be a relevant, but not dispositive, factor in making such determination. The Company has added disclosure in its operating agreement that clarifies that any shareholder that beneficially owns greater than 10% of the outstanding Class A shares, whether or not such shares constitute “voting shares” for purposes of the Operating Agreement, shall not be entitled to seek removal of the restrictive legend on such shares or a voluntarily transfer of such shares through the Secondary Market (or any similar system or market), unless the Company and its transfer agent are satisfied, in their sole and absolute discretion, that such proposed de-legending or transfer complies with applicable Federal securities laws and the Company and or its transfer agent shall be entitled to require the requesting shareholder to furnish the Company with an opinion from counsel of national recognition in support of such request.

Accrual of Management Fees at 95%. The relevant language provides that Masterworks can start accruing management fees when both of the following conditions are satisfied: (i) the Offering is fully subscribed and (ii) at least 95% of the Class A shares have been issued, which is another way of saying that 95% of the cash proceeds from the Offering have been received. Implicitly, at such time the Painting has been purchased by the Company, which occurs at the earliest time that any Class A shares are issued and Masterworks is therefore actively performing its administrative services. The reason for the change is that Masterworks has occasionally experienced delays in its receipt of subscription payments from one or a small number of subscribers for up to several weeks or longer. These delayed payments typically represent a tiny fraction of the overall offering size, but they preclude Masterworks from effecting a Final Closing.

2.	Comment: Please add disclosure regarding Masterworks’ qualification rights that have been added as Section 8.20 of your LLC Agreement.

Response: The Company notes that a description of the qualification rights included in Section 8.20 of the LLC Operating Agreement was included in the Offering Circular in the section entitled “Interest of Management and Others in Certain Transactions” on page 65 of the Offering Circular. In light of the Staff’s Comment, the Company has replicated the disclosure in the section entitled “Description of Shares – Summary of Operating agreement” on page 74 of the revised Offering Circular in Amendment No. 2.

3.	Comment: Please revise your offering statement and exhibits, as appropriate, to ensure consistency with the disclosure and exhibits of Masterworks 045, LLC, or tell us why you do not intend to do so.

Response: The Company does not intend to conform this Offering to the disclosure and exhibits contained in the offering statement filed by Masterworks 045, LLC (“045”). As the Staff is aware, Masterworks has filed an offering statement (the “Collection Offering”) for Masterworks Collection 001, LLC (“Collection”), an entity that is significantly different from other Masterworks’ issuers and is designed to invest in multiple Regulation A offerings conducted by other Masterworks issuers, as well as whole artwork. As part of Masterworks’ analysis that Collection would be exempt from registration under the Investment Company Act of 1940, as amended (the “40 Act”), at least 60% of the value of its assets must consist of certain specified asset categories, including “controlling interests” in certain Masterworks’ issuers such as 045. Masterworks filed the offering statement for 045 to enable the Staff to review the changes that would be made to future Masterworks single-asset offerings to support the position that Collection would hold “controlling interests” in Masterworks single-asset issuers for 40 Act purposes. Accordingly, the offering statement filed by 045 includes certain disclosures and exhibits that are different from other Masterworks issuers, such as provisions that would enable Collection to replace the Board of Managers of 045. Masterworks will not file an amendment identifying a painting or attempt to qualify the 045 offering statement unless and until Masterworks has received an indication from the Staff that they have no further comments on the Collection Offering. When and if the Collection Offering is qualified, relevant disclosures and conforming changes to exhibits, such as the Board replacement provisions included in the 045 offering statement, will be included in other Masterworks offerings filed after such date.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/ U.S. Securities and Exchange Commission

Patrick Kuhn/ U.S. Securities and Exchange Commission

Theresa Brilliant/ U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 043, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832